U.S. Securities and Exchange Commission
September 29, 2017

September 29, 2017

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS
Dinosaur Lisanti Small Cap Growth Fund (the "Fund")
(File Nos. 811-03023 and 002-67052)

Dear Ms. Larkin:

On September 18, 2017, Forum Funds ("Registrant") filed a preliminary proxy statement on Schedule 14A ("Proxy Statement") with the U.S. Securities and Exchange Commission (the "SEC"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Monday, September 25, 2017, and the Registrant's responses to the comments. Terms not defined herein have the same meaning as in the Proxy Statement.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1: Please include the Schedule 14A Facing Sheet.

Response: Registrant has prepared the requisite facing sheet and it is included with the definitive proxy statement filing accompanying this correspondence.
Comment 2: Certain of the disclosures in the filing reference the Transaction in a future tense. Please revise those disclosures to clarify the current status of the Transaction.
Response: Registrant has revised the disclosure to clarify that the Transaction closed, effective August 31, 2017, consistent with the Staff's comment.
Comment 3: Please clarify what is meant by a "strategic" transaction or delete the term "strategic" if not relevant to the transaction.
Response: Registrant has revised the disclosure to remove the term "strategic," consistent with the Staff's comment.
Comment 4: Please supplementally provide an analysis as to whether the sale referenced in the filing is consistent with Section 15(f) of the Investment Company Act of 1940, as amended (the "1940 Act").
Response: The Transaction was not structured to comply with Section 15(f).  Accordingly, a formal legal analysis of compliance with its provisions has not been undertaken.  Based on a plain reading of Section 15(f) on its face, however, Registrant believes that the Transaction could comply with Section 15(f), if necessary.  More specifically, due to the current and anticipated future composition of the Board of Trustees of the Trust, Registrant believes that paragraph (1)(A) of Section 15(f) could be satisfied.  In addition, because the expenses incurred by the Fund are not changing in any way in connection with the Transaction and neither the Adviser nor any interested person of the Adviser is entitled to receive any compensation from the Fund in connection with its purchase and sale of investments going forward, Registrant believes that paragraph 1(b) of Section 15(f) also could be met.
Comment 5: In the question entitled "What will happen if the New Agreement is not approved" under the heading "Information to Help you Understand and Vote on the Proposals," please revise the disclosure to include examples of the specific types of action that the Board might take if the New Agreement is not approved by shareholders.
Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 6: Please include page numbers.
Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 7: Please populate any outstanding data points, such as Record Date information, in the proxy statement and provide such data points in your correspondence to the Staff, as well.

Response: Registrant has revised the disclosure consistent with the Staff's comment. Specifically,

a.	In the shareholder letter, the toll-free number of the proxy solicitation vendor was included;

b.	In the section entitled "Notice of Special Meeting of Shareholders," the website where the Notice and Proxy Statement may be obtained was included;

c.	In the section entitled, "Introduction," the second paragraph was revised to reflect that, as of the Record Date, there were 612,471.977 shares outstanding of the Fund;

d.	In the section entitled, "Introduction," the last paragraph was revised to reflect the name of the proxy solicitor engaged by the Registrant and the estimated cost of the solicitation efforts; and

e.	In the section entitled "Other Matters," the table was revised to include information concerning shareholders that beneficially or of record owned more than 5% of the outstanding shares of the Fund.

Comment 8: In the section entitled "Considerations of the Board of Trustees," under the heading "Nature, Extent and Quality of Services," please consider revising the disclosure to include additional information concerning the background and experience of the Adviser.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: In the section entitled "Considerations of the Board of Trustees," under the heading "Performance," please consider revising the disclosure to include information concerning Adviser-specific performance (as opposed to performance directly related to the Fund), if applicable.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 10: In the section entitled "Considerations of the Board of Trustees," please consider revising the disclosure to indicate whether the Board relied on comparisons of services to be rendered by the Adviser and explain those comparisons, if applicable. If not relevant to the Board's consideration, please state that such comparisons are not relevant and the reason(s) why.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 11: In the section entitled "Considerations of the Board of Trustees," under the heading "Cost of Services and Profitability" please consider revising the disclosure to clarify what the Adviser's other advisory businesses entail and explain why the profitability comparison to the Adviser's other advisory businesses is relevant to the Board's consideration of the approval of the New Agreement.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 12: Please revise the disclosure to state the level of affiliated brokerage commissions paid by the Fund for the last fiscal year, if applicable, or state supplementally that there were no affiliated brokerage commissions paid by the Fund in accordance with Item 22(c) of Schedule 14A.

Response: Registrant confirms that there were no brokerage commissions paid by the Fund to affiliated brokers during the most recently-completed fiscal year ended December 31, 2016.

Comment 13: In the section entitled "Information About Lisanti Capital Growth, LLC," please revise the table to reflect the basis of control of the Adviser and to include the address for Dinosaur Group Holdings, LLC, as a parent entity of the Adviser.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 14: Please confirm supplementally that there have been no changes of control of the Registrant since the beginning of the last fiscal year.

Response: Registrant confirms that there have been no changes of control of the Registrant since the beginning of its last fiscal year.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
cc: Stacy L. Fuller, Esq.
K&L Gates LLP